Exhibit 99.1

Hestia Capital Announces Intent to Overhaul Pitney Bowes’ Board of Directors Following 10+ Years of Significant Value Destruction Under Chair Michael Roth and CEO Marc Lautenbach

Confounded by the Board’s Rejection of a Private Proposal to Add Three Stockholder-Designated Directors and Establish a Strategic Planning & Capital Allocation Committee

Disappointed by the Board’s Seemingly Bad Faith and Unethical Tactics in Response to Private Attempts to Collaborate

States Intent to Nominate a Majority Slate of Director Candidates that Includes a Proposed Interim CEO with a Record of Superior Value Creation in Pitney Bowes’ Industry

PITTSBURGH--(BUSINESS WIRE)--Hestia Capital Management, LLC (collectively with its affiliates, “Hestia” or “we”), which is the third largest stockholder of Pitney Bowes, Inc. (NYSE: PBI) (“Pitney Bowes” or the “Company”) with a beneficial ownership position of approximately 7.1% of the Company's outstanding shares, today issued the below letter to fellow stockholders regarding its attempts to engage in a productive, private manner with the Company’s Board of Directors (the “Board”). In the letter, Hestia explains why it is now compelled to state its intent to nominate a majority slate of director candidates, including a proposed interim Chief Executive Officer, at the Company’s 2023 Annual Meeting of Stockholders.

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Fellow Stockholders:

Hestia, which manages a long-term capital base that is anchored by virtually my entire net worth, is a value-oriented investment firm that leverages its research team’s strategic and operational experience to invest in companies that are dramatically undervalued because they are either misunderstood or mismanaged. Hestia is not an “activist investor” and has gone to great lengths to avoid public campaigns during its nearly 15-year history. That is why we began privately engaging with Pitney Bowes this summer, providing specific suggestions to help the Company’s long-tenured leadership catalyze a sustainable turnaround. In particular, we repeatedly emphasized that the Company’s cash-generating segments – SendTech and Presort – are exceptional businesses that can underpin a lasting turnaround once they are operated more efficiently and are better aligned with strategic opportunities in their industries. Additionally, we showed that management’s seven-year-old strategy and stewardship of the Company’s highly valuable Global Ecommerce (“GEC”) segment is consistent only in management’s repeated failures, and that a fresh perspective is required to help identify how to best realize GEC’s significant value.

Given that the Company’s total stockholder returns are down over -50% during Michael Roth’s 10+ years as Chair and Marc Lautenbach’s 10+ years as Chief Executive Officer, Hestia assumed the Board and management would want to collaborate with a major stockholder on (i.) a meaningful director refresh and (ii.) forming a committee of new and legacy directors to evaluate opportunities to improve Pitney Bowes’ strategic focus and capital allocation.1 Last month, as the Company’s equity and debt hit new lows and prior to having to file a 13D, we proposed the addition of three new independent directors identified by us and the formation of a strategic planning and capital allocation committee. We conveyed that if our two sides could agree on this level of change, Hestia would not seek the immediate removal of any directors, the removal of management, an immediate sale of underperforming assets, Board fees for my service, or reimbursement for any of our costs. As a further demonstration of our desire to work collaboratively with the Company, we took the highly unusual step of making several director candidates – who were identified at our own expense and time – available for interviews, even before a high-level framework was agreed to.

It is important to note that we approached Pitney Bowes already knowing that many of you are extremely frustrated with the Company’s operational underperformance, poor capital allocation, stockholder value destruction and declining creditworthiness during Mr. Roth’s 26 years on the Board and Mr. Lautenbach’s decade as Chief Executive Officer. Despite this fact pattern and our good faith efforts, the Company did not agree to our proposal and instead opted to take the following steps:

1.	Began working with high-priced advisors that typically charge seven-figure retainers, including a bulge bracket investment bank and global public relations agency, for so-called “activism defense” purposes. This was done while we were trying to come to a principal-to-principal agreement that would obviate any plausible reason for such a waste of stockholders’ capital.
2.	Rejected the idea of forming a committee of independent directors to evaluate and recommend opportunities for the Company to increase stockholder value through needed strategic change and improved capital allocation.
3.	Rejected the appointment of a Hestia principal as a director, despite the Board lacking a meaningful stockholder representative.
4.	Rejected the appointment of the former Chief Executive Officer of Stamps.com as a director, despite his long track record of exceptional management in the space and superior value creation.
5.	Tried to go around our back and recruit one of Mr. Lautenbach’s personal friends in Connecticut, who owns minimal shares, to join the Board as a “stockholder representative.”
6.	Tried to go around our back and get two of our director candidates to join the Board in a manner that would mitigate Pitney Bowes’ need to continue collaborating with Hestia. This occurred after the Board’s prior bad faith efforts ultimately compelled our legal counsel to inform Pitney Bowes’ legal counsel that the Company needed to stop contacting our candidates in a seemingly harassing manner. Nonetheless, the Board’s clear entrenchment and underhanded tactics caused one our candidates – a respected former C-level executive of a Fortune 10 business – to no longer want to serve as a director of the Company.

1 Total stockholder return calculation included dividends reinvested and runs through the close of trading on November 18, 2022, which is the last day of trading prior to Hestia having to file a 13D with the U.S. Securities and Exchange Commission.

Based on our view that Pitney Bowes’ leadership has behaved in a manner inconsistent with the levels of integrity that stockholders, employees and other stakeholders should demand, we no longer see a path to collaboration unless the Board demonstrates a willingness to come to a good faith resolution with us. Messrs. Roth and Lautenbach, who have collectively made tens of millions of dollars while stockholders have endured massive losses, seem intent on maintaining a clubby and insular boardroom that safeguards their leadership positions and the status quo at Pitney Bowes. In light of these considerations, Hestia intends to nominate a majority slate of director candidates that includes a highly-qualified proposed interim Chief Executive Officer supported by a talented group of operators and strategists. This degree of change is clearly needed to help set a new value-creation strategy after 10+ years of strategic missteps, poor execution and the significant destruction of stockholder and enterprise value under the current Board.

Please know that Hestia is squarely aligned with you. We see tremendous value in Pitney Bowes if entrenched leadership can be replaced with experienced professionals who bring fresh perspectives and track records of success. Given the incredible long-term returns we believe can be realized through needed change, we will not seek expense reimbursement for any of our costs and I will not accept Board fees for my service. The only value destruction we anticipate from a prospective election contest is continued wasteful and unjustifiable spending by the Company to defend Mr. Roth, Mr. Lautenbach and other directors who have presided over persistent value destruction. We look forward to formally introducing our proposed interim Chief Executive Officer, director candidates and their strategic operating plan in the weeks and months to come.

Sincerely,

Kurt Wolf

Founder and Chief Investment Officer

Hestia Capital Management, LLC

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About Hestia Capital

Hestia Capital is a long-term focused, deep value investment firm that typically makes long-term investments in a narrow selection of companies facing company-specific, and/or industry, disruptions. Hestia seeks to leverage its General Partner's expertise in competitive strategy, operations and capital markets to identify attractive situations within this universe of disrupted companies. These companies are often misunderstood by the general investing community or suffer from mismanagement, which we reasonably expect to be corrected, and provide the 'price dislocations' which allows Hestia to identify, and invest in, highly attractive risk/reward investment opportunities.

Contacts

Kurt Wolf

info@hestiacapital.com

(878) 217-4800

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